Exhibit 99.1

Foresight Completes Additional Sale of QuadSight™ Prototype

The prototype system was ordered by a leading Israeli defense company

Ness Ziona, Israel – March 4, 2019 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today an additional sale of a prototype of its flagship product QuadSight™, a four-camera vision system targeted for the semi-autonomous and autonomous vehicle market. The prototype system was ordered by one of Israel’s leading defense companies. Revenue from the prototype system sale is expected to total tens of thousands of dollars.

For the first time, the QuadSight™ prototype was tested by the customer prior to placing the order. The system was successfully evaluated over multiple days in both controlled and uncontrolled environments, including off-road driving conditions. The customer intends to use QuadSight™ in its future unmanned vehicles for the defense industry. Customer satisfaction following initial installation may lead to additional sales of prototype systems for further evaluation and testing purposes.

“This order from a leading defense company opens a new market for our QuadSight™ vision system and extends the product’s capabilities,” said Haim Siboni, CEO of Foresight.

“Since the defense industry will be using both PC-based and chip-based systems, we believe that Foresight will be able to reduce the development time of a commercial product, leading to faster market penetration and commercial agreements.”

By selling additional prototypes, Foresight intends to increase awareness of its unique solutions, address potential customers, and expand its presence with vehicle manufacturers and Tier One automotive suppliers. Foresight believes that closer evaluation of the technology by potential customers may lead to future collaborations in research and development, integration, production and other areas.

About QuadSight™

The QuadSight™ system was launched in January 2018 at the Consumers Electronics Show in Las Vegas. Foresight regards QuadSight™ as the industry’s most accurate quad-camera vision system, offering exceptional obstacle detection for semi-autonomous and autonomous vehicle safety. Through sensor fusion, QuadSight™ leverages reflected light from visible-light cameras with thermal energy captured by long-wave infrared cameras for robust accurate object detection of any shape, form or material, in all weather and lighting conditions - including complete darkness, rain, haze, fog and glare. By adapting field-proven security technology that has been deployed for almost two decades, QuadSight™ offers autonomous vehicles perception capabilities beyond those of human eyes and reduces the likelihood of accidents and injuries.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle's surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the expected revenue from the prototype system sale, development time reduction, increasing awareness of Foresight, and future collaborations. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654